November 29, 2001

Re:  FMI Funds, Inc.

In response to item 77C we incorporate by reference from proxy material filed on submission type DEF 14A on March
30, 2001 for file #811-07831 Accession number 0001023391-01-
500052.

In response to matters submitted to a shareholder vote, a special meeting of shareholders of the FMI Funds, Inc.
was held on April 30, 2001. The following matters were approved for FMI Focus Fund:

1.) With respect to the shareholders proposal to approve a new investment advisory agreement for the Fund.

	Affirmative		55.015%
	Against		 0.410%
	Abstain		 0.560%
	Total			55.985%

2.) With respect to the FMI Focus Fund, a proposal to approve a new sub-advisory agreement for the Fund.

	Affirmative	      54.931%
	Against	       0.455%
	Abstain	       0.599%
	Total     	      55.985%

3.) To change the Fund's investment company classification concerning diversification of investments from "diversified" to "non-diversified".

	Affirmative	      42.999%
	Against	       1.287%
	Abstain	      11.699%
	Total     	      55.985%